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                                                                  EXHIBIT (A)(3)

                           CROWN MEDIA HOLDINGS, INC.
                         RESTRICTED STOCK UNIT AGREEMENT

         THIS RESTRICTED STOCK UNIT AGREEMENT (the "Agreement") is made and entered into as of ____________________ , 2003 (the "Grant Date"), by and between Crown Media Holdings, Inc. a Delaware corporation ("Crown") and __________________________________ ("Executive") pursuant to the terms and conditions of the Amended and Restated Crown Media Holdings, Inc. 2000 Long Term Incentive Plan (the "Plan"). Capitalized terms not defined in this Agreement shall have the meanings set forth in the Plan.

         1. Award of Restricted Stock Units. Pursuant to the Plan, Crown hereby awards to Executive _____________ Restricted Stock Units ("RSUs"), each unit corresponding to one share of Crown Common Stock (as defined in the Plan), subject to the terms and conditions set forth in this Agreement and the Plan. A copy of the Plan has been delivered to the Executive. By signing below, the Executive agrees to be bound by all the provisions of the Plan. Each RSU constitutes an unsecured promise of Crown to deliver either a share of Common Stock or cash in an amount equivalent to one share of Common Stock to Executive on the Delivery Date (as defined below). As a holder of RSUs, Executive has only the rights of a general unsecured creditor of Crown.

         2. Vesting. Subject to continued employment with Crown and/or its affiliates as of the vesting date, the RSUs shall vest and become nonforfeitable in equal one-third installments (or as nearly equal installments as practicable) on each of the first, second and third anniversaries of the Grant Date (each date, a "Vesting Date"). In the event of a Change in Control, subject to the Executive's continued employment with Crown as of the date of the Change in Control, all unvested RSUs shall vest and be settled immediately prior to the Change in Control.

         3. Settlement of RSU Award.

                  (a) Settlement. Subject to any cancellation of the RSUs pursuant to Section 4, Crown shall deliver to Executive on the Delivery Date, at Crown's sole, absolute and unfettered discretion, either: (1) the number of shares of Common Stock corresponding to such RSUs; or (2) cash in an amount equal to the number of shares of Common Stock corresponding to such RSUs multiplied by the Fair Market Value (as defined below) of the Common Stock as of the close of business on the Vesting Date (or, if such Vesting Date does not fall on a business day, as of the close of business on the business day immediately preceding the Vesting Date) unless Executive has otherwise elected to defer receipt of such cash in accordance with Committee authorization or pursuant to the terms of a nonqualified plan adopted by Crown. Only cash may be deferred under the terms of a nonqualified plan adopted by Crown and Crown shall have sole, absolute and unfettered discretion in determining whether to deliver shares of Common Stock or cash in an amount equivalent to the number of shares of




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         Common Stock on the Vesting Date; provided, however, that the Committee will notify Executive of its intent regarding the form of settlement with respect to the RSUs (i.e., cash or Common Stock) prior to the enrollment period specified in the nonqualified deferred compensation plan adopted by Crown.

                  (b) Dividend and Stock Split Equivalents. For so long as Executive holds RSUs, at the time any dividend is paid with respect to a share of Common Stock or any forward stock split occurs, Crown shall pay to Executive on the same date (or as soon as practicable thereafter) in respect of each RSU held by the Executive as of the record date for such dividend or split an amount at Crown's sole, absolute and unfettered discretion, in cash, Common Stock, or other property, or in a combination thereof, in each case having a value equal to the dividend or split, subject to any deferral election by Executive in accordance with Committee authorization or pursuant to the terms of a nonqualified plan adopted by Crown. Such amounts shall vest and shall be paid at the same time as the underlying RSU award is settled.

         4. Termination of RSUs and Non-Delivery Upon Certain Other Events.

                  (a) Unless the Committee determines otherwise in its sole, absolute and unfettered discretion, Executive's rights with respect to any outstanding unvested RSUs shall immediately terminate and no payment shall be made in respect of such RSUs if prior to the Vesting Date (A) Executive experiences a Termination of Employment (as defined in the Plan) with Crown for any reason, including death, Disability or retirement.

         5.  Definitions.  For purposes of this Agreement:

                  (a) "Delivery Date" means the earliest to occur of the following: (i) the date following a given Vesting Date (or as soon as practicable thereafter); (ii) the date on which a Change in Control occurs, (iii) at the sole, absolute and unfettered discretion of the Committee, the date on which the Committee determines that the Executive terminated employment due to Disability (as defined in the Plan) or death, (iv) the date the Executive retires from Crown with the approval of the Committee; or (v) any earlier date as determined by the Committee in its sole discretion.

                  (b) "Fair Market Value" means "Fair Market Value" as defined in the Plan; provided, however, that if there is no regular public trading market for such Common Stock, "Fair Market Value" shall mean the value established by the most recent independent appraisal of Crown conducted prior to the relevant Delivery Date.


         6. Withholding Tax. Executive may be subject to withholding taxes as a result of the settlement of RSUs. Unless the Committee permits otherwise, Executive shall pay to


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Crown in cash, promptly when the amount of such obligations become determinable, all applicable federal, state, local and foreign withholding taxes that Crown determines result from such settlement. Unless the Committee otherwise determines and subject to such rules and procedures as the Committee may establish, Executive may make an election to have shares of Stock withheld by Crown or to tender any such securities to Crown to pay the amount of tax that Crown in its discretion determines to be required so to be withheld by Crown upon settlement of RSUs, subject to satisfying any applicable requirements for compliance with Section 16(b) of the Exchange Act. Any shares of Stock or other securities so withheld or tendered will be valued as of the date they are withheld or tendered, provided that Stock shall be valued at Fair Market Value on such date. Unless otherwise permitted by the Committee, the value of shares withheld or tendered may not exceed the minimum federal, state, local and foreign withholding tax obligations as computed by Crown.

         7. Non-transferability. No RSUs shall be assignable or otherwise transferable by Executive. During the life of Executive any elections with respect to RSUs may be made only by Executive or Executive's guardian or legal representative.

         8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         9. Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without regard to conflict of law principles.



                                  CROWN MEDIA HOLDINGS, INC.

                                  By:
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                                  Name:
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                                  Title:
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                                  ---------------------------------------------
                                  EXECUTIVE